SECURITIES AND EXCHANGE COMMISSION
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                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
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                        UNDER THE SECURITIES ACT OF 1934
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                           LANCER ORTHODONTICS, INC.
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                                (Name of Issuer)
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                           No Par Value Common Stock
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                         (Title of Class of Securities)



                                  514624 30 3
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                                 (CUSIP Number)

          Janet Moore, 1533 Monrovia Avenue, Newport Beach, California 92663
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  (Name, Address, Telephone Number of Person Authorized to Receive Notice and
                                Communications)



                                          July 2, 1998
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            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box [ ].

1.   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

     Janet Moore

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     Janet Moore                        OO

5. Check if Disclosure of Legal Proceedings in Required Pursuant to Items 2(d) or 2(e)
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6.   Citizenship or Place of Organization

     Janet Moore                        United States

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power

     Janet Moore                        265,868

8.   Shared Voting Power

     Janet Moore                        0

9.   Sole Dispositive Power

     Janet Moore                        265,868

10.  Shared Dispositive Power

     Janet Moore                        0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 9, above.

12   Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
Instructions)

13.  Percent of Class Represented by Amount in Row 11

     Janet Moore                        12.5%

14.  Type of Reporting Person (See Instructions)

     Janet Moore                        IN

Item 1.   Security and Issuer.
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
          The statement relates to the no par value common stock of Lancer Orthodontics, Inc. (the "Registrant"), a California corporation.

Item 2.   Identity and Background.
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          Janet Moore
          1533 Monrovia Avenue
          Newport Beach, California 92663


          The principal occupation of Janet Moore is controller of Biomerica, Inc. ("BMRA"), parent of the Registrant.

Item 3.   Source and Amount of Funds or Other Consideration.
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     Janet Moore                        OO*

* Shares acquired through distribution of the estate of Joseph Irani.

Item 4.   Purpose of Transaction.
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          On April 28, 1997, Mr Joseph Irani, Chairman of the Board, President
and Chief Financial Officer of Lancer died of natural causes. Pursuant to the terms of his will, 254,429 shares of common stock were distributed to Janet Moore, his wife and Director and Secretary of Lancer, giving Ms. Moore 265,868 directly owned shares of Lancer.

Item 5.   Interest in Securities of the Issuer.
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          Janet Moore                        12.50%

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
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          to Securities of the Issuer.
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          See Item 4, above.

Item 7.   Material to be Filed as Exhibits.
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          None

          After reasonable inquiry and to the best or our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 3, 1998              /s/ Janet Moore
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